FORM 51-102F4

BUSINESS ACQUISITION REPORT

ITEM 1 - IDENTITY OF COMPANY

1.1	Name and Address of Company

Neptune Wellness Solutions Inc.

545, Promenade du Centropolis, Suite 100 Laval, Québec H7T 0A3

References to “Neptune” or the “Company” in this business acquisition report (this “Report”) refer to Neptune Wellness Solutions Inc. and its subsidiaries or any one of them, unless the context requires otherwise.

1.2	Executive Officer

The following is the name and business telephone number of an executive officer of Neptune who is knowledgeable about the significant acquisition and this Report:

Mario Paradis

VP & Chief Financial Officer

(450) 687-2262

ITEM 2 - DETAILS OF ACQUISITION

2.1	Nature of Business Acquired

On July 24, 2019, Neptune completed, through an indirect wholly-owned subsidiary, its previously announced acquisition (the “SugarLeaf Acquisition”) of all of the assets of SugarLeaf Labs, LLC and Forest Remedies LLC (collectively, “SugarLeaf”). The SugarLeaf Acquisition was completed pursuant to an asset purchase agreement among Neptune and certain of its subsidiaries, SugarLeaf and Peter M. Galloway, SugarLeaf’s Chief Executive Officer (the “Acquisition Agreement”).

SugarLeaf is a registered North Carolina-based commercial hemp company providing extraction services and formulated products. Through SugarLeaf, Neptune established a U.S.-based hemp extract supply chain, gaining a 24,000 square foot facility located in the U.S. Southeast region. SugarLeaf's cold ethanol processing facility with a processing capacity of 1,500,000 kg uses hemp cultivated by licensed American growers consistent with federal and state regulations to yield high-quality full and broad-spectrum hemp extracts.

SugarLeaf also possesses established, solid relationships with local farmers and consumer product companies looking for high purity hemp extracts to add to their product lines. The existing management team at SugarLeaf consists of experienced operators who will continue to operate the North Carolina extraction facility.

SugarLeaf has highly efficient hemp extraction capabilities in an important cultivation region of the U.S., developed through years of experience in processing and extraction methods. The company has been at the center of an extensive community that supports hemp extract production and refining, and uses the most advanced extraction equipment available – from stainless centrifuges to high capacity filtering and purifying techniques. Additionally, SugarLeaf sources hemp material from local licensed hemp growers who use responsible growing practices, including organic and regenerative farming techniques. SugarLeaf uses non-GMO ethanol at extremely cold temperatures with advanced lab techniques that produce cannabinoid-rich extracts. SugarLeaf also provides private label services for finished packaged hemp oil goods and delivers premium, non-GMO consumer products with impactful health benefits, ranging from tinctures and topicals to liquid soft gel capsules and Evape products. By maintaining strong supplier relationships with farmers and consumer product companies, in addition to licenses and registrations with the relevant governmental bodies, SugarLeaf has solidified its place in the industry as a reliable, efficient and consumer-minded hemp processor. In leveraging SugarLeaf’s unique range of assets, Neptune will be able to play a broader role in the customer value chain and address a rapidly developing U.S. market.

For more information regarding the nature of the business of SugarLeaf, please refer to Neptune’s most recent annual information form (“AIF”) and management’s discussion and analysis, as well as the risk factors included therein, available on SEDAR at www.sedar.com.

2.2	Acquisition Date

July 24, 2019.

2.3	Consideration

Upon closing of the SugarLeaf Acquisition, Neptune paid an initial consideration for SugarLeaf of $28.5 million (US$21.8 million) by way of a combination of $15.7 million (US$12 million) in cash and $12.8 million (US$9.8 million) in common shares of Neptune (“Common Shares”) or 1,587,301 Common Shares. Additionally, pursuant to the Acquisition Agreement and as previously disclosed, by achieving certain annual adjusted EBITDA and other performance targets, earnouts could reach US$132 million as follows: (i) an additional US$6 million in Common Shares would be paid when certain production and revenue milestones are achieved, (ii) an additional US$16 million, 50% in cash and the remainder in Common Shares, would be paid should SugarLeaf's adjusted EBITDA exceed US$8 million for any rolling 12-month period beginning April 1, 2019, and (iii) additional amounts of up to US$110 million may be paid if certain performance-based conditions, based upon a percentage incremental adjusted EBITDA in 2021 and 2022 above a minimum growth level, are met. The earnout payments over the next three years are to be paid with a combination of cash or Common Shares, with at least 50% to be paid in cash.

On July 18, 2019, the Company completed a private placement of 9,415,910 Common Shares with both existing and new institutional investors resulting in gross proceeds to the Company of approximately US$41.4 million ($53.9 million) (the “Private Placement”). A portion of the net proceeds from the Private Placement was used by the Company to fund the initial cash consideration for the SugarLeaf Acquisition.

Unless otherwise noted, all dollar ($) amounts in this Report are in Canadian dollars.

2.4	Effect on Financial Position

Neptune presently does not have any current plans or proposals for material changes to the respective activities of Neptune or SugarLeaf that would have a significant effect on Neptune’s financial performance or financial position.

See the unaudited pro forma consolidated financial statements of Neptune and the accompanying notes thereto included in Schedule C hereto, for information on the effect of the SugarLeaf Acquisition on the financial position of the Company.

2.5	Prior Valuations

To the knowledge of Neptune, there has been no valuation opinion obtained within the last 12 months by Neptune or SugarLeaf required by securities legislation of a Canadian exchange or market to support the consideration paid by Neptune for the SugarLeaf Acquisition.

2.6	Parties to Transaction

The SugarLeaf Acquisition was not a transaction with an informed person, associate or affiliate of Neptune (as such terms are defined in National Instrument 51-102 – Continuous Disclosure Obligations).

2.7	Date of Report

October 4, 2019.

ITEM 3 - FINANCIAL STATEMENTS AND OTHER INFORMATION

The following financial statements, together with the notes thereto, are included as schedules to this Report:

1.

The audited combined financial statements of SugarLeaf for the year ended December 31, 2018, together with the independent auditor’s report thereon, with unaudited comparative information for the year ended December 31, 2017, are included as Schedule A hereto.

2.	The unaudited combined interim financial statements of SugarLeaf for the six-month periods ended June 30, 2019 and 2018, are included as Schedule B hereto.

3.	The unaudited pro forma consolidated financial statements of Neptune that give effect to the acquisition of SugarLeaf are included as Schedule C hereto, and consist of the following:

a.	the unaudited pro forma interim consolidated statement of financial position as at June 30, 2019;

b.	the unaudited pro forma interim consolidated statement of loss for the three months ended June 30, 2019; and

c.	the unaudited pro forma consolidated statement of loss for the year ended March 31, 2019.

Cautionary Note Regarding Unaudited Pro Forma Financial Statements

This Report contains the unaudited pro forma consolidated financial statements of the Company comprised of the pro forma consolidated statement of financial position as at June 30, 2019 and the pro forma consolidated statements of loss for the three months ended June 30, 2019 and the year ended March 31, 2019.

Such unaudited pro forma consolidated financial statements have been prepared using certain of the Company’s and SugarLeaf’s respective historical consolidated financial statements as more particularly described in the notes to such unaudited pro forma consolidated financial statements. In preparing such unaudited pro forma consolidated financial statements, the Company has not independently verified the financial statements of SugarLeaf that were used to prepare the unaudited pro forma consolidated financial statements. The historical unaudited consolidated financial information has been adjusted in the unaudited pro forma consolidated financial statements to give effect to events that are: (i) directly attributable to the pro forma events, for which there are firm commitments and for which the complete financial effects are objectively determinable; and (ii) with respect to the unaudited pro forma consolidated statement of comprehensive loss, expected to have a continuing impact on the combined company’s results. As such, the impact from merger-related expenses is not included in the unaudited pro forma consolidated financial statement of comprehensive loss. The unaudited pro forma consolidated financial statements do not reflect any cost savings from operational efficiencies or synergies that could result from the acquisition or for liabilities that may result from integration planning. The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and do not necessarily reflect what the combined company’s financial condition and results of operations would have been had the acquisition occurred on the dates indicated.

The unaudited pro forma consolidated financial statements also may not be useful in predicting the future financial condition and results of the operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The pro forma adjustments are based on preliminary estimates of the fair value of the consideration paid and the fair value of the assets acquired and liabilities assumed, currently available information and certain assumptions that the Company believes are reasonable in the circumstances, as described in the notes to the unaudited pro forma consolidated financial statements.

As a result of these factors, the actual adjustments will differ from the pro forma adjustments, and the differences may be material.

Cautionary Note Regarding Forward-Looking Statements

This Report may contain certain “forward-looking statements” or “forward-looking information” under applicable securities laws. Statements in this Report that are not statements of historical or current fact constitute “forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms “believes”, “belief”, “expects”, “intends”, “projects”,

“anticipates”, “will”, “should”, or “plans” to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Forward-looking information in this Report includes, but is not limited to, information or statements about Neptune’s outlook, business plans, the expected results or benefits from the SugarLeaf Acquisition, including, but not limited to, its expected extraction capacity and expansion opportunities,the expected quality of extracts and range of products, Neptune’s expected strategic positioning, potential market opportunities and the anticipated growth in the consumer market, the anticipated consideration owed to SugarLeaf as part of the SugarLeaf Acquisition and the assumption by Neptune’s management that the SugarLeaf plant will operate in accordance with its current business plans and without unforeseen delays or issues.

The forward-looking statements contained in this Report are expressly qualified in their entirety by this cautionary statement and the “Cautionary Note Regarding Forward-Looking Information” section contained in Neptune’s latest AIF, which also forms part of Neptune’s latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the Investor section of Neptune’s website at www.neptunecorp.com. All forward-looking statements in this Report are made as of the date of this Report. Neptune does not undertake to update any such forward- looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under “Risk Factors”.

SCHEDULE A – AUDITED COMBINED FINANCIAL STATEMENTS OF SUGARLEAF

See attached.

Combined Financial Statements of (In US dollars)

SUGARLEAF LABS LLC AND FOREST REMEDIES LLC

(collectively known as SugarLeaf  Labs  LLC.) For the years ended December 31, 2018 and 2017

KPMG LLP	Telephone	(514) 840-2100
600 de Maisonneuve Blvd. West	Fax	(514) 840-2187
Suite 1500, Tour KPMG	Internet	www.kpmg.ca
Montréal (Québec) H3A 0A3
Canada

INDEPENDENT AUDITORS’ REPORT

To the Sole Member Partner of Sugarleaf Labs LLC and Forest Remedies LLC

Opinions, including Qualified Opinion on the Financial Performance and Cash Flows

We have audited the combined financial statements of Sugarleaf Labs LLC and Forest Remedies LLC (collectively, the "Entity"), which comprise:

•	the combined statement of financial position as at December 31, 2018
•	the combined statement of earnings for the year then ended
•	the combined statement of changes in net partner’s investment for the year then ended
•	the combined statement of cash flows for the year then ended
•	and notes to the combined financial statements, including a summary of significant accounting policies

(Hereinafter referred to as the "financial statements").

Unmodified Opinion on the Statement of Financial Position

In our opinion, the accompanying combined statement of financial position presents fairly, in all material respects, the combined financial position of the Entity as at December 31, 2018 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Qualified Opinion on the Financial Performance and Cash Flows

In our opinion, except for the possible effects of the matter described in the "Basis for Opinions, including Basis for Qualified Opinion on the Financial Performance and Cash Flows" section of our auditors’ report, the accompanying combined statement of earnings and combined statement of cash flows present fairly, in all material respects, the combined financial performance and cash flows of the Entity for the year ended December 31, 2018 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinions, including Basis for Qualified Opinion on the Financial Performance and Cash Flows

We were appointed as auditors of the Entity during 2019.

We were not able to observe the counting of the physical inventories at the beginning of 2018 or to be satisfied concerning those inventory quantities by alternative means.

Therefore, since opening inventories enter into the determination of the financial performance and cash flows, we were not able to determine whether adjustments might be necessary to:

•	the net loss reported in the combined statement of earnings for the year ended December 31, 2018;
•	the net loss reported in the combined statement of changes in net partner’s investment for the year ended December 31, 2018;
•	the components of cash flows from operating activities reported in the combined statement of cash flows for the year ended December 31, 2018.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the "Auditors’ Responsibilities for the Audit of the Financial Statements" section of our auditors’ report.

We are independent of the Entity in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our unmodified opinion on the financial position and our qualified opinion on the financial performance and cash flows.

Emphasis of Matter

We also draw attention to Note 2(a) to the combined financial statements which describes the basis of presentation used in these combined financial statements and the purpose of the combined financial statements.

Our opinions are not modified in respect of this matter.

Other Matter - Comparative Information

The comparative information as at and for the year ended December 31, 2017 and as at January 1, 2017 is unaudited. Accordingly, we do not express an opinion on it.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Entity’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Entity or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Entity’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit.

We also:

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Entity's internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•

Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Entity's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Entity to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group Entity to express an opinion on the financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

Montréal, Canada July 26, 2019

*CPA auditor, CA, public accountancy permit No. A120841

SUGARLEAF LABS LLC

Combined Financial Statements (In US dollars)

For the years ended December 31, 2018 and 2017

Combined Financial Statements

Combined Statements of Financial Position	1
Combined Statements of Earnings	2
Combined Statements of Changes in Net Partner’s Investment	3
Combined Statements of Cash Flows	4
Notes to Combined Financial Statements	5

SUGARLEAF LABS LLC Combined Statements of Financial Position (In US dollars)
As at December 31, 2018 and 2017
	December 31, 2018	December 31, 2017	January 1, 2017
		(Unaudited)	(Unaudited)
Assets
Current assets:
Cash	$53,131	$34,134	$29,349
Trade receivables (note 4)	64,632	302,692	43,009
Inventories (note 5)	212,105	103,773	18,609
	329,868	440,599	90,967
Property and equipment (note 6)	1,338,926	367,852	112,980
Total assets	$1,668,794	$808,451	$203,947
Liabilities and Net Partner’s Investment
Current liabilities:
Trade and other payables (note 7)	$457,907	$18,229	$235,709
Loans and borrowings (note 8)	235,880	—	—
Due to related party (note 9)	—	128,876	—
	693,787	147,105	235,709
Due to sole member partner (note 10)	200,000	—	—
Loans and borrowings (note 8)	147,833	—	—
Total liabilities	1,041,620	147,105	235,709
Net partner’s investment (note 11)	627,174	661,346	(31,762)
Subsequent event (note 19)
Total liabilities and net partner’s investment	$1,668,794	$808,451	$203,947
See accompanying notes to combined financial statements.
On behalf of the Board:
/s/Peter Galloway Peter Galloway Sole Member Partner

SUGARLEAF LABS LLC Combined Statements of Earnings (In US dollars) For the years ended December 31, 2018 and 2017
	December 31, 2018	December 31, 2017
		(Unaudited)
Sales	$1,110,868	$1,779,547
Cost of sales (note 5)	1,101,555	948,080
Gross margin	9,313	831,467
Selling, general and administrative expenses	484,474	48,667
(Loss) profit from operating activities	(475,161)	782,800
Net finance costs (note 14)	(38,408)	(16,675)
Net (loss) income	$(513,569)	$766,125
See accompanying notes to combined financial statements

SUGARLEAF LABS LLC Combined Statements of Changes in Net Partner’s Investment (In US dollars) For the years ended December 31, 2018 and 2017
	December 31, 2018	December 31, 2017
		(Unaudited)
Net partner’s investment, beginning of year	$661,346	$(31,762)
Net (loss) income	(513,569)	766,125
Net capital contributions (distributions)	479,397	(73,017)
Net partner’s investment, end of year	$627,174	$661,346
See accompanying notes to combined financial statements

SUGARLEAF LABS LLC Combined Statements of Cash Flows (In US dollars) For the years ended December 31, 2018 and 2017
	December 31,	December 31,
	2018	2017
		(Unaudited)
Cash flows from operating activities: Net (loss) earnings	$(513,569)	$766,125
Adjustments:
Depreciation of property and equipment	52,835	27,770
Net finance costs	38,408	16,675
	(422,326)	810,570
Changes in operating assets and liabilities (note 15)	271,727	(562,327)
	(150,599)	248,243
Cash flows used in investing activities:
Acquisition of property and equipment	(761,184) (761,184)	(282,642) (282,642)
Cash flows used in financing activities:
Interest paid	(3,454)	(16,675)
Increase in due to sole member partner	200,000	—
(Decrease) Increase in due to related party	(128,876)	128,876
Increase in loans and borrowings	383,713	—
Net capital contributions (distributions)	479,397	(73,017)
	930,780	39,184
Net increase in cash	18,997	4,785
Cash, beginning of year	34,134	29,349
Cash, end of year	$ 53,131	$ 34,134
See accompanying notes to combined financial statements.

SUGARLEAF LABS LLC

Notes to Combined Financial Statements, Continued (In US dollars)

For the years ended December 31, 2018 and 2017

1.	Reporting entity:

SugarLeaf Labs LLC and Forest Remedies LLC (collectively “Sugarleaf” or the “Business”) are registered North Carolina-based commercial hemp companies providing extraction services and formulated products. The Business has a 24,000 square foot facility located in the U.S. Southeast region. SugarLeaf’s cutting-edge cold ethanol processing facility with a processing capacity of 1,500,000 kg uses hemp cultivated by licensed American growers consistent with federal and state regulations to yield high-quality full and broad-spectrum hemp extracts. SugarLeaf has highly efficient hemp extraction capabilities in an important cultivation region of the U.S., developed through years of experience in processing and extraction methods. The Business has been at the center of an extensive community that supports  hemp extract production and refining, and  uses the most advanced extraction equipment available – from stainless centrifuges to high capacity filtering and purifying techniques. The Business is domiciled at 408 S. McLin Road, Conover, NC 28613.

2.	Basis of preparation:
(a)	Statement of compliance:

These combined financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") in connection with the sale of substantially all of the assets and liabilities of SugarLeaf to Neptune Wellness Solutions Inc. (“Neptune” or the “Purchaser”). See subsequent event note 19. The purpose of these combined financial statements is to provide general-purpose historical financial information of the Business in order to satisfy the Purchaser’s public reporting obligations.

As the Business has not previously prepared stand-alone financial statements, these combined financial statements are the first IFRS financial statements of the Business in which IFRS 1, First-time Adoption of International Financial Reporting Standards has been applied. The Business did not elect to apply any exemptions under IFRS 1. Since the Business did not previously prepare combined financial statements, and accordingly does not have any previous GAAP for purposes of the combined financial statements, the Business is not required to present reconciliations as per IFRS 1.

The businesses that make up these combined financial statements include SugarLeaf Labs LLC and Forest Remedies LLC. For all periods presented in these combined financial statements, the Business was controlled by the same sole member partner and are therefore considered to be under common management. These combined financial statements were derived from the financial statements and accounting records of the Business including all assets, liabilities, income and expenses that were directly attributable to the Business acquired. The combined financial statements have been prepared on a historical cost basis for all years presented.

All significant intercompany transactions within the Business have been eliminated.

The combined financial statements were authorized for issuance by the Board of Directors on July 26, 2019.

(b)	Basis of measurement:

Certain of the Business’ accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. In establishing fair value, the Business uses a fair value hierarchy based on levels as defined below:

•	Level 1: defined as observable inputs such as quoted prices in active markets.
•	Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.
•	Level 3: defined as inputs that are based on little or no little observable market data, therefore requiring entities to develop their own assumptions.
(c)	Functional and presentation currency:

These combined financial statements are presented in US dollars, which is the Business’ functional currency.

SUGARLEAF LABS LLC

Notes to Combined Financial Statements, Continued (In US dollars)

For the years ended December 31, 2018 and 2017

(d)	Use of estimates and judgments:

The preparation of combined financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Business may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies and/or estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Determination of the non-cash consideration in revenue arrangements (note 12).

3.	Significant accounting policies:

The accounting policies set out below have been applied consistently to all periods presented in these combined financial statements.

(a)	Financial instruments:

All financial instruments are recognized in the combined statement of financial position initially at fair value when the Business becomes a party to the contractual obligations of the instrument. Transaction costs that are directly attributable to the acquisition or issuance of financial instruments that are not subsequently recognized at fair value are added or deducted from the financial asset or liability and are amortized using the effective interest rate method over the expected life of the related asset or liability.

(i)	Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the combined statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis,   or to realize the assets and settle the liabilities simultaneously.

(ii)	Financial assets:

On initial recognition, the Business classifies its financial assets as subsequently measured at either amortized cost or fair value, depending on its business model for managing the financial assets and the contractual cash flow characteristics of the financial assets.

Financial asset measured at amortized cost:

A financial asset is subsequently measured at amortized cost using the effective interest method and net of any impairment loss if it meets both of the following conditions and is not designated as at fair value through profit or loss:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The financial assets of the Business that are measured at amortized cost consist of cash and trade and other receivables.

Derecognition of financial assets:

Financial assets are derecognized when the Business’ contractual rights to the cash flows from the respective assets have expired or the Business has transferred its rights to the cash flows from the respective assets and either (i) the Business has transferred substantially all of the risks and rewards of the assets or (ii) the Business has neither exposure to the risks inherent in those assets nor entitlement to rewards from them. Any gain or loss on derecognition is recognized in the combined statement of earnings.

(iii)	Financial liabilities:

Debt instruments issued by the Business are classified as financial liabilities in accordance with the substance of the contractual arrangements and the definitions of a financial liability.

On initial recognition, the Business classifies its financial liabilities as subsequently measured at either amortized cost or fair value.

SUGARLEAF LABS LLC

Notes to Combined Financial Statements, Continued (In US dollars)

For the years ended December 31, 2018 and 2017

Financial liabilities measured at amortized cost:

A financial liability is subsequently measured at amortized cost, using the effective interest method. The Business currently classifies loans and borrowings, trade and other payables, due to sole member partner and due to related party as financial liabilities measured at amortized cost.

Financial liabilities measured at fair value:

Financial liabilities at fair value are initially recognized at fair value and are remeasured at each reporting date with any changes therein recognized in net income. The Business currently has no significant financial liabilities measured at fair value.

Derecognition of financial liabilities:

Financial liabilities are derecognized when the obligations under the liabilities are discharged, cancelled, expired or are replaced by a new liability with substantially modified terms. Any gain or loss on derecognition is recognized in the combined statement of earnings.

Effective interest method:

The effective interest method is a method of calculating the amortized cost of a financial asset or financial liability and of allocating interest income or expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts/payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial instrument, or (when appropriate) a shorter period, to the net carrying amount on initial recognition.

(b)	Inventories:

Inventories are measured at the lower of cost and net realizable value. The cost of raw materials is based on the weighted-average cost method. The cost of finished goods includes expenditures incurred in acquiring the inventories, production or conversion costs, sub- contractors costs and other costs incurred in bringing them to their existing location and condition, as well as production overheads based on normal operating capacity.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(c)	Property, plant and equipment:
(i)	Recognition and measurement:

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an item of property, plant and equipment have significantly different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in net profit or loss.

(ii)	Subsequent costs:

The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Business, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

SUGARLEAF LABS LLC

Notes to Combined Financial Statements, Continued (In US dollars)

For the years ended December 31, 2018 and 2017

(iii)	Depreciation:

Depreciation is calculated over the depreciable amount, which is the cost of an asset less its residual value.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

The estimated useful lives are as follows:

Asset	Method	Period/Rate
Leasehold improvements	Straight-line	15 years
Machinery and equipment	Straight-line	7 years
Furniture and office equipment	Straight-line	7 years
Computer equipment	Straight-line	5 years

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted prospectively, if appropriate. Depreciation of assets not yet utilized in operations commences when the assets are available for use.

(d)	Impairment:
(i)	Financial assets:

Loss allowances for “expected credit losses” (“ECLs”) are measured on either of the following bases:

•	12-month ECLs: these are ECLs that result from possible default events within the 12 months after the reporting date; and
•	Lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

The Business has elected to measure loss allowances for trade accounts receivable at an amount equal to lifetime ECLs.

The Business measures loss allowances for other receivables by determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs. The Business considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Business’ historical experience and informed credit assessment, including forward-looking information.

The Business considers a financial asset to be in default when the borrower is unlikely to pay its credit obligations to the Business in full, without recourse by the Business to actions such as recovering inventory or the Business’ credit insurance.

The maximum period considered when estimating ECLs is the maximum contractual period over which the Business is exposed to credit risk.

Measurement of ECLs:

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Business expects to receive). The Business establishes an impairment loss allowance on a collective and individual assessment basis, by considering past events, current conditions and forecasts of future economic conditions. Collective assessment is carried out by grouping together trade accounts receivable with similar characteristics. ECLs are discounted at the effective interest rate of the financial asset.

SUGARLEAF LABS LLC

Notes to Combined Financial Statements, Continued (In US dollars)

For the years ended December 31, 2018 and 2017

Credit-impaired financial assets:

At each reporting date, the Business assesses whether financial assets carried at amortized cost are credit-impaired. A financial asset   is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Examples of events that could occur are:

•	significant financial difficulty of the borrower;
•	a breach of contract, such as a default or past due event;
•	it is becoming probable that the borrower will enter bankruptcy or other financial reorganization; or
•	the disappearance of an active market for that financial asset because of financial difficulties.

It may not be possible to identify a single discrete event; instead, the combined effect of several events may have caused financial assets to become credit-impaired.

Presentation of impairment:

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. Impairment losses related to trade and other receivables are presented in selling, general and administrative expenses of the combined statement  of earnings.

Write-off:

The gross carrying amount of a financial asset is written off when the Business has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof.

(ii)	Non-financial assets:

The carrying amounts of the Business’ non-financial assets, other than inventories, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the ''cash-generating unit'', or ''CGU'').

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

Impairment losses recognized in prior periods are assessed at each reporting  date for any indications that the loss has  decreased or  no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(e)	Provisions:

A provision is recognized if, as a result of a past event, the Business has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are usually determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

(i)	Onerous contracts:

A provision for onerous contracts is recognized when the expected benefits to be derived by the Business from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Business recognizes any impairment loss on the assets associated with that contract.

SUGARLEAF LABS LLC

Notes to Combined Financial Statements, Continued (In US dollars)

For the years ended December 31, 2018 and 2017

(ii)	Contingent liability:

A contingent liability is a possible obligation that arises from past events and of which the existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not within the control of the Business; or a present obligation that arises from past events (and therefore exists), but is not recognized because it is not probable that a transfer or use of assets, provision of services or any other transfer of economic benefits will be required to settle the obligation, or the amount of the obligation cannot be estimated reliably.

(f)	Revenue:

Services:

The Business recognizes revenue as extraction services are provided. For some arrangements in which the Business is entitled to non-cash consideration, revenue is measured at the fair value of exchanged assets as specified in contracts with customers.

Sale of goods:

The Business’ normal operations consist of producing high-yield hemp extracts and oils. All revenue from the sale of goods in the normal course of business operations is recognized at a point in time when control of the goods is transferred to the customer. The Business transfers control generally on shipment of the goods, or in some cases, upon reception by the customer. Revenue is measured based on the consideration the Business expects to be entitled to receive. Revenue is presented net of estimated returns.

(g)	Segment reporting

An operating segment is a component of the Business that engages in business activities from which it may earn revenues and incur expenses. The Business has one reportable segment: the commercial extraction and formulated products of hemp. All of the Business’ assets are located in the US.

(h)	Lease payments:

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Contingent lease payments are accounted for in the period in which they are incurred.

(i)	Employee benefits:
(i)	Short-term employee benefits:

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus if the Business has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

(ii)	Termination benefits:

Termination benefits are recognized as an expense when the Business is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Business has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting year, then they are discounted to their present value.

(j)	Finance income and finance costs:

Finance income comprises interest income on funds invested. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise interest expense and accretion on borrowings, unwinding of the discount on provisions and long-term payables and other financing costs, and bank charges. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

SUGARLEAF LABS LLC

Notes to Combined Financial Statements, Continued (In US dollars)

For the years ended December 31, 2018 and 2017

The Business recognizes interest income as a component of investing activities and interest cost as a component of financing activities in the combined statements of cash flows.

(k)	Income tax:

The Limited Liability Company is not a taxable entity for federal and state income tax purposes, the results of its operations are included in the federal tax return of the partner. Accordingly, federal income taxes are not reflected in the financial statements. The Limited Liability Company is subject to property taxes. Such amounts are not material for the years ended December 31, 2018 and 2017.

(l)	Earnings per share:

The information on earnings per share pursuant to IAS 33 has not been presented as the Business is not a separate legal entity with common shares outstanding. Therefore, historical earnings per share have not been presented in the combined financial statements.

(m)	New standard and interpretation not yet adopted:

The following new standard, and amendment to standards and interpretations, is not yet effective and has not been applied in preparing these combined financial statements.

Leases:

In January 2016, the IASB issued IFRS 16, Leases, which will replace IAS 17, Leases. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, the customer (lessee) and the supplier (lessor). IFRS 16 eliminates the classification of leases as either operating leases or finance leases, introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value.

The new standard is effective for fiscal years beginning on January 1, 2019, and is available for early adoption. The Business intends to adopt IFRS 16 in its combined financial statements for the annual period beginning on January 1, 2019, and expects to use the modified retrospective method. The Business is currently completing its assessment of the impact of adoption of the standard.

4. Trade receivables:
	December 31,	December 31,	January 1,
	2018	2017 (Unaudited)	2017 (Unaudited)
Trade receivables	$64,632	$296,569	$43,009
Receivable from related party	—	6,123	—
	$64,632	$302,692	$43,009

Receivable from related party has no specified maturity date for reimbursement and does not bear interest. The Business’ exposure to credit risk related to trade receivables is presented in note 16 (a).

SUGARLEAF LABS LLC

Notes to Combined Financial Statements, Continued (In US dollars)

For the years ended December 31, 2018 and 2017

5.Inventories:
	December 31, 2018	December 31, 2017 (Unaudited)	January 1, 2017 (Unaudited)
Raw materials	$52,682	$22,294	$18,609
Finished goods	159,423	81,479	—
	$212,105	$103,773	$18,609

For the year ended December 31, 2018, the cost of sales of $1,101,555 (2017 - $948,080 (unaudited)) was comprised of inventory costs of

$868,879 (2017 – $854,590 (unaudited)) which consisted of raw materials, sub-contractor costs, changes in work in progress and finished goods and other costs of $232,676 (2017 - $93,490 (unaudited)).

6.Property and equipment:

	Assets not yet utilized in operations	Leasehold Improvements	Machinery and equipment	Furniture and office equipment	Computer equipment	Total
Cost:
Balance at January 1, 2017 (Unaudited)	$–	$56,502	$58,727	$–	$–	$115,229
Additions (Unaudited)	72,563	21,409	188,670	–	–	282,642
Balance at December 31, 2017 (Unaudited)	72,563	77,911	247,397	–	–	397,871
Additions	472,127	188,803	344,148	16,353	2,478	1,023,909
Balance at December 31, 2018	$544,690	$266,714	$591,545	$16,353	$2,478	$ 1,421,780
Accumulated depreciation:
Balance at January 1, 2017 (Unaudited)	–	433	1,816	–	–	2,249
Depreciation (Unaudited)	–	4,114	23,656	–	–	27,770
Balance at December 31, 2017 (Unaudited)	–	4,547	25,472	–	–	30,019
Depreciation	–	8,330	43,877	463	165	52,835
Balance at December 31, 2018	$–	$12,877	$69,349	$463	$165	$82,854
Net carrying amounts:
January 1, 2017 (Unaudited)	$–	$56,069	$56,911	$–	$–	$112,980
December 31, 2017 (Unaudited)	$72,563	$73,364	$221,925	$–	$–	$367,852
December 31, 2018	544,690	253,837	522,196	15,890	2,313	1,338,926

Depreciation expense for the year ended December 31, 2018 and 2017 has been recorded in cost of sales in the statement of earnings.

SUGARLEAF LABS LLC

Notes to Combined Financial Statements, Continued (In US dollars)

For the years ended December 31, 2018 and 2017

7.Trade and other payables:
	December 31,	December 31,	January 1,
	2018	2017	2017
		(Unaudited)	(Unaudited)
Trade payables	$61,852	$8,404	$234,664
Accrued liabilities and other payables	262,725	—	—
Due to related party	1,800	5,799	—
Sales taxes payable	8,283	4,026	1,045
Employee salaries and benefits payable	88,293	—	—
Interest payable	34,954	—	—
	$457,907	$18,229	$235,709

The Business’ exposure to liquidity risks related to trade and other payables is presented in note 16 (b).

8.	Loans and borrowings:

This note provides information about the contractual terms of the Business’ borrowings, which are measured at amortized cost.

	December 31,	December 31,
	2018	2017
		(Unaudited)
Promissory note, bearing interest at 38.065% per annum, reimbursable in six equal and consecutive quarterly payments of principal and interest of $30,833, commencing May 1, 2019 with a final payment on August 1, 2020. The principal and interest payments includes a guaranteed minimum amount of interest of $60,000.	$125,000	$—
Promissory note, bearing interest at 45.992% per annum, reimbursable in six equal and consecutive quarterly payments of principal and interest of $53,333, commencing on April 15, 2019 with a final payment on July 15, 2020.	200,000	—
Promissory note, bearing interest at 1% per month, reimbursable in six equal and consecutive monthly payments of principal and interest of $10,131, commencing January 1, 2019 with a final payment on June 1, 2019.	58,713	—
	383,713	—
Less current portion of loans and borrowings	235,880	—
Loans and borrowings	$147,833	$—

During the year ended December 31, 2018, interest expense of $26,669 was recognized on loans and borrowings. The Business’ exposure to liquidity risks related to loans and borrowings is presented in note 16 (b).

SUGARLEAF LABS LLC

Notes to Combined Financial Statements, Continued (In US dollars)

For the years ended December 31, 2018 and 2017

9.	Related parties:

(a)	Cost of sales:

During the year ended December 31, 2018, the Business recorded $75,938 (2017 - $307,759 (unaudited)) in cost of sales for labor costs charged by a related company under common control for the benefit of the Business.

Where a related business incurs specific incremental costs for the benefit of the Business, it charges those amounts directly. Costs that benefit more than one related entity are charged by allocating a fraction of costs incurred by the related party that is commensurate to the estimated fraction of services or benefits received by each entity for those items.

These charges do not necessarily represent the actual cost that the Business would have incurred had the Business been dealing directly with third parties.

(b)	Due to related party:

Loan with an initial balance of $227,949, bearing interest at 7% per annum, reimbursable in twenty-four equal and consecutive monthly payments of principal and interest of $10,206, commencing February 1, 2017. An amount of $128,876 bearing interest at 7% was reimbursed during the year. Interest of $1,448 was recognized during the year ended December 31, 2018 (2017 - $13,193 (unaudited)) on this loan.

(c)	Key management personnel compensation:

The key management personnel are the officers of the Business that have the authority and responsibility for planning, directing and controlling the activities of the Business.

During the year ended December 31, 2018, the Business recorded $192,567 (2017- nil (unaudited)) for short-term employee benefits, principally salaries, of the key management personnel.

10.	Due to sole member partner

The amount due to sole member partner is repayable on or before October 31, 2020 and bears interest at 24.787% per annum with a total guaranteed interest of $100,000. During the year ended December 31, 2018, interest expense of $8,285 was recognized on this loan.

11.	Net partner’s investment:

The sole member partner’s direct investment in the combined activities is presented as net partner’s investment on the combined statement of financial position. Net partner’s investment is comprised of accumulated earnings of the operations and the accumulated net contribution from and distribution to the sole member partner. Net contributions or distributions from or to the sole member partner are presented on the combined statement of cash flows as capital contributions or distributions.

12.	Disaggregation of revenues:
(a)	Geographic information:

All the sales for the years ended December 31, 2018 and 2017 were made to customers in the United States.

SUGARLEAF LABS LLC

Notes to Combined Financial Statements, Continued (In US dollars)

For the years ended December 31, 2018 and 2017

(b) Product offering:
The business disaggregates its sales by service income and product income as follows:
	December 31,	December 31,
	2018	2017
		(Unaudited)
Service income	$772,174	$1,419,736
Sale of product income	338,694	359,811
Total sales	$1,110,868	$1,779,547
(c) Non-cash consideration: During the year ended December 31, 2018, the Business realized revenues for non-cash consideration amounting to $212,414 (nil in 2017
(unaudited).
13. Personnel expenses:
	December 31,	December 31,
	2018	2017
		(Unaudited)
Salaries and other short-term employee benefits	$516,088	$—
14. Net finance costs:
	December 31,	December 31,
	2018	2017
		(Unaudited)
Interest expense	$36,576	$13,193
Bank charges	1,832	3,482
Net finance costs	$38,408	$16,675
15.Supplemental cash flow disclosure:
(a) Changes in operating assets and liabilities:
	December 31,	December 31,
	2018	2017
		(Unaudited)
Trade and other receivables	$238,060	$(259,683)
Inventories	(108,332)	(85,164)
Trade and other payables	141,999	(217,480)
Changes in operating assets and liabilities	$ 271,727	$(562,327)

SUGARLEAF LABS LLC

Notes to Combined Financial Statements, Continued (In US dollars)

For the years ended December 31, 2018 and 2017

(b) Non-cash transactions:
	December 31,	December 31,
	2018	2017
		(Unaudited)
Accrued interest included in trade and other payables	$34,954	$—
Acquired property, plant and equipment included in trade and other payables	262,725	—
16.Financial instruments:
(a)	Financial instruments – carrying values and fair values:

The Business has determined that the carrying values of its liabilities approximate their fair value given the short-term nature of these instruments.

The fair value of the fixed rate loans and borrowings is determined by discounting future cash flows using a rate that the Business could obtain for loans with similar terms, conditions and maturity dates. The fair value of these instruments approximates the carrying amounts and was measured using level 3 inputs.

(b)	Management of risks arising from financial instruments:

In the normal course of business, the Business is subject to various risks relating to credit, interest rate and liquidity. The Business manages these risk exposures on an ongoing basis. The Business’ management is responsible for determining the acceptable level of risk. The following analysis provides a measurement of risks arising from financial instruments.

(i)	Credit risk:

Credit risk is the risk of a loss if a customer or counterparty to a financial asset fails to meet its contractual obligations, and arises primarily from the Business’ trade receivables. The Business may also have credit risk relating to cash, which is managed by dealing only with highly-rated American institutions. The carrying amount of these financial assets, as disclosed in the combined statements of financial position, represents the Business’ credit exposure at the reporting date. The Business’ trade receivables and credit exposure fluctuate throughout the year. The Business’ average trade receivables and credit exposure during the year may be higher than the balance at the end of that reporting period.

Most of the Business’ customers are distributors for a given territory and are privately-held enterprises. The profile and credit quality of the Business’ customers vary significantly. Adverse changes in a customer’s financial position could cause the Business to limit or discontinue conducting business with that customer, require the Business to assume more credit risk relating to that customer’s future purchases or result in uncollectible accounts receivable from that customer. Such changes could have a material adverse effect on business, combined results of operations, financial condition and cash flows.

Customers do not provide collateral in exchange for credit, except in unusual circumstances. The Business’ extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history.

SUGARLEAF LABS LLC

Notes to Combined Financial Statements, Continued (In US dollars)

For the years ended December 31, 2018 and 2017

The aging of trade receivable balances and the allowance for doubtful accounts as at December 31, 2018 and 2017 were as follows:

	December 31, 2018	December 31, 2017 (Unaudited)
Current	$21,940	$—
Past due 0-30 days	18,150	90,258
Past due 31-90 days	9,728	149,288
Past due over 91 days	14,814	57,023
Trade receivables	64,632	296,569
Less expected credit loss	—	—
	$64,632	$296,569
(ii)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates.

The Business’ exposure to interest rate risk as at December 31, 2018 and 2017 is as follows:

Due to sole member partner	Fixed interest rate
Due to related party	Fixed interest rate
Loans and borrowings	Fixed interest rates

The fixed rate borrowings expose the Business to a fair value risk but not cash flow interest rate risk.

(iii)	Liquidity risk:

Liquidity risk is the risk that the Business will not be able to meet its financial obligations as they fall due. The Business manages liquidity risk through the management of its capital structure and financial leverage, as outlined in note 18. It also manages liquidity risk by continuously monitoring actual and projected cash flows.

The following are the contractual maturities of financial liabilities as at December 31, 2018 and 2017:

					December 31, 2018
Required payments per year	Carrying	Contractual	Less than	1 to	More than
(in thousands of US dollars)	amount	cash flows	1 year	5 years	5 years
Trade and other payables	$458	$458	$458	$–	$–
Due to sole member partner *	200	300	50	250	–
Loans and borrowings *	384	566	313	253	–
	$1,042	$1,324	$821	$503	$–

* Includes interest payments to be made at the contractual rate.

SUGARLEAF LABS LLC

Notes to Combined Financial Statements, Continued (In US dollars)

For the years ended December 31, 2018 and 2017

					December 31, 2017 (Unaudited)
Required payments per year	Carrying	Contractual	Less than	1 to	More than
(in thousands of US dollars)	amount	cash flows	1 year	5 years	5 years
Trade and other payables	$18	$18	$18	$–	$–
Due to related party *	129	134	122	12	–
	$147	$152	$140	$12	$–

* Includes interest payments to be made at the contractual rate.

17.	Operating leases:

The Business rents its premises pursuant to operating leases expiring at different dates: December 31, 2019 and October 31, 2021.

During the year ended December 31, 2018, an amount of $50,766 (2017 - $19,800 (unaudited)) was recognized as an expense in respect of operating leases. An amount of $7,887 has been recorded in selling, general and administrative expenses (2017 - $3,076 (unaudited)) and

$42,879 (2017 - $16,724 (unaudited)) has been recorded in cost of sales.

Minimum lease payments for the next three years are $119,895 in 2019, $91,514 in 2020 and $ 77,404 in 2021. A minimum lease payment amount of $30,000 included in 2019 relates to a lease agreement with a related company.

18.	Capital management:

The Business’ objective in managing capital is to ensure sufficient liquidity to commercialize its products and to sustain future development of the Business. The Business is not exposed to external requirements by regulatory agencies regarding its capital.

Since inception, the Business has financed its liquidity needs primarily through the cash coming from the sole member partner, cash flows from operating activities and liquidities, as well as the issuance of promissory notes.

The Business defines capital as being the total of the net partner’s investment, due to sole member partner and loans and borrowings. The Business’ primary objectives when managing capital are to:

•	Ensure that the Business will continue as a going concern while providing an appropriate investment return to its partner;
•	Optimize leverage position by generating positive cash flows and reducing the long-term debt.

19.	Subsequent event:

On May 9, 2019, SugarLeaf signed a definitive agreement to sell substantially all of its net assets to Neptune, subject to customary closing conditions. The transaction closed on July 24, 2019.

SCHEDULE B – UNAUDITED COMBINED INTERIM FINANCIAL STATEMENTS OF SUGARLEAF

See attached.

Combined Interim Financial Statements of (In US dollars)

SUGARLEAF LABS LLC. AND FOREST REMEDIES LLC.

(collectively known as SugarLeaf Labs LLC.)

For the six-month periods ended June 30, 2019 and 2018

SUGARLEAF LABS LLC.

Combined Interim Financial Statements (In US dollars)

For the six-month periods ended June 30, 2019 and 2018

Combined Financial Statements

Combined Interim Statements of Financial Position	1
Combined Interim Statements of Earnings and Loss	2
Combined Interim Statements of Changes in Net Partner’s Equity	3
Combined Interim Statements of Cash Flows	4
Notes to Combined Interim Financial Statements	5

SUGARLEAF LABS LLC.

Combined Interim Statements of Financial Position (Unaudited) (In US dollars)
As at June 30, 2019 and December 31, 2018
	June 30, 2019	December 31, 2018 (1)
Assets
Current assets:
Cash	$—	$53,131
Trade receivables	75,636	64,632
Inventories (note 4)	260,846	212,105
Other asset	8,300	—
	344,782	329,868
Property and equipment (note 5)	1,529,692	1,338,926
Right-of-use asset (note 6)	386,439	—
Total assets	$2,260,913	$1,668,794
Liabilities and Net Partner’s (Deficiency) Investment
Current liabilities:
Bank indebtedness	$4,387	$—
Trade and other payables	975,884	457,907
Lease liability (note 6)	53,994	—
Deferred revenues (note 7)	1,054,375	—
Loans and borrowings (note 8)	713,010	235,880
Due to sole member partner (note 10)	350,000	—
	3,151,650	693,787
Lease liability (note 6)	348,017	—
Loans and borrowings (note 8)	—	147,833
Due to sole member partner (note 10)	—	200,000
Total liabilities	3,499,667	1,041,620
Net partner’s (deficiency) investment (note 11)	(1,238,754)	627,174
Subsequent event (note 15)
Total liabilities and net partner’s (deficiency) investment	$2,260,913	$1,668,794
(i)	The Business has initially applied IFRS 16 as at January 1, 2019. Under the transition method chosen, comparative information is not restated.

Refer to note 3.

See accompanying notes to combined interim financial statements. On behalf of the Board:

/s/Peter Galloway Peter Galloway

Sole Member Partner

1

SUGARLEAF LABS LLC.

Combined Statements of Earnings and Loss (Unaudited) (In US dollars) For the six-month periods ended June 30, 2019 and 2018
	June 30, 2019	June 30, 2018 (1)
Sales	$1,084,773	$466,115
Cost of sales (note 4)	1,694,848	264,248
	(610,075)	201,867
Selling, general and administrative expenses (note 15)	1,045,869	67,609
(Loss) profit from operating activities	(1,655,944)	134,258
Net finance costs (note 13)	(375,628)	(1,566)
Net (loss) income	$(2,031,572)	$132,692

(1)	The Business has initially applied IFRS 16 as at January 1, 2019. Under the transition method chosen, comparative information is not restated. Refer to note 3.

See accompanying notes to combined interim financial statements

2

SUGARLEAF LABS LLC.

Combined Statements of Changes in Net Partner’s Investment (Unaudited) (In US dollars) For the six-month periods ended June 30, 2019 and 2018
	June 30, 2019	June 30, 2018
Net partner’s investment, beginning of year	$627,174	$661,346
Net (loss) income	(2,031,572)	132,692
Net capital contributions (distributions)	165,644	(77,585)
Net partner’s investment, end of period	$(1,238,754)	$716,453
See accompanying notes to combined interim financial statements

3

SUGARLEAF LABS LLC.

Combined Statements of Cash Flows (Unaudited) (In US dollars) For the six-month periods ended June 30, 2019 and 2018

	June 30,	June 30,
	2019	2018 (1)

Cash flows from operating activities:
Net (loss) income	$(2,031,572)	$132,692
Adjustments:
Depreciation of property and equipment	58,658	26,292
Amortization of right-of-use asset (note 6)	36,807	—
Loss on disposal of property and equipment	154,809	—
Net finance costs	375,628	1,566
	(1,405,670)	160,550

Changes in operating assets and liabilities (note 14)	1,434,232	84,746
	28,562	245,296
Cash flows used in investing activities:
Acquisition of property and equipment	(582,027)	(89,670)
	(582,027)	(89,670)
Cash flows used in financing activities:
Interest paid	(127,759)	(1,566)
Lease liability payments	(21,235)	—
Increase (decrease) in loans and borrowings	329,297	(124,552)
Increase in due to sole member partner	150,000	—
Net capital contributions (distributions)	165,644	(77,585)
	495,947	(203,703)

Net decrease in cash	(57,518)	(48,077)
Cash, beginning of period	53,131	34,134
Bank indebtedness, end of period	$(4,387)	$(13,943)

(1)	The Business has initially applied IFRS 16 as at January 1, 2019. Under the transition method chosen, comparative information is not restated. Refer to note 3.

See accompanying notes to combined interim financial statements.

4

SUGARLEAF LABS LLC.

Notes to Combined Interim Financial Statements (Unaudited)

(In US dollars)

For the six-month periods ended June 30, 2019 and 2018

1.	Reporting entity:

SugarLeaf Labs LLC. and Forest Remedies LLC. (collectively “Sugarleaf” or the “Business”) are registered North Carolina-based commercial hemp companies providing extraction services and formulated products. The Business has a 24,000 square foot facility located in the U.S. Southeast region. SugarLeaf’s cutting-edge cold ethanol processing facility with a processing capacity of 1,500,000 kg uses hemp cultivated by licensed American growers consistent with federal and state regulations to yield high-quality full and broad-spectrum hemp extracts.

SugarLeaf has highly efficient hemp extraction capabilities in an important cultivation region of the U.S., developed through years of experience in processing and extraction methods. The Business has been at the center of an extensive community that supports hemp extract production and refining, and uses the most advanced extraction equipment available – from stainless centrifuges to high capacity filtering and purifying techniques. The Business is domiciled at 408 S. McLin Road, Conover, NC 28613.

2.	Basis of preparation:
(a)	Statement of compliance:

These combined interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting of International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), on a basis consistent with those accounting policies followed by the Business in the most recent audited combined annual financial statements, except as otherwise disclosed in note 3. These combined interim financial statements were prepared in connection with the sale of substantially all of the assets and liabilities of SugarLeaf to Neptune Wellness Solutions Inc. (“Neptune” or the “Purchaser”). See subsequent event note 15. The purpose of these combined interim financial statements is to provide general-purpose historical financial information of the Business in order to satisfy the Purchaser’s public reporting obligations.

The businesses that make up these combined interim financial statements include SugarLeaf Labs LLC. and Forest Remedies LLC.. For all periods presented in these combined interim financial statements, the Business was controlled by the same sole member partner and are therefore under common control. These combined interim financial statements were derived from the financial statements and accounting records of the Business including all assets, liabilities, income and expenses that were directly attributable to the Business acquired.

All significant intercompany transactions within the Business have been eliminated.

The combined interim financial statements were authorized for issuance by the Board of Directors on October 3, 2019.

(b)	Basis of measurement:

The combined interim financial statements have been prepared on the historical cost basis, except for leases as described in note 3.

Certain of the Business’ accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. In establishing fair value, the Business uses a fair value hierarchy based on levels as defined below:

•	Level 1: defined as observable inputs such as quoted prices in active markets.
•	Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.
•	Level 3: defined as inputs that are based on little or no little observable market data, therefore requiring entities to develop their own assumptions.
(c)	Functional and presentation currency:

These combined interim financial statements are presented in US dollars, which is the Business’ functional currency.

5

SUGARLEAF LABS LLC.

Notes to Combined Interim Financial Statements, Continued (Unaudited)

(In US dollars)

For the six-month periods ended June 30, 2019 and 2018

(d)	Use of estimates and judgments:

The preparation of combined interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Business may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies and/or estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Determination of the non-cash consideration in revenue arrangements (note 12).

3.	Significant accounting policies:

The accounting policies and basis of measurement applied in these combined interim financial statements are the same as those applied by the Business in its combined financial statements for the year ended December 31, 2018, except as disclosed below.

New standards and interpretations adopted during the period:

(a)	Leases:

In January 2016, the IASB issued IFRS 16, Leases, which replaced IAS 17, Leases. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, the customer (lessee) and the supplier (lessor). IFRS 16 eliminates the classification of leases as either operating leases or finance leases, introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value.

The Business has adopted IFRS 16 using the modified retrospective method of adoption, with the effect of initially applying this standard recognized at the date of initial application, i.e. January 1, 2019. Under this method, the Business elected to measure right-of-use of assetas equal to lease liability, adjusted for amounts previously recorded for deferred lease inducements or prepaid rent as at the date of adoption, which were nil at date of adoption. Accordingly, the cumulative effect of initially applying IFRS 16 is nil on the opening balance of net partner’s investment as at January 1, 2019. The comparative information has not been restated, i.e. it is presented as previously reported under IAS 17 and related interpretations.

Transition options and practical expedients

The Business has elected to apply the following transition options and practical expedients available under IFRS 16:

•

Lease definition: to grandfather the assessment of which transactions are leases on the date of initial application. Accordingly, the Business applied IFRS 16 only to contracts that were previously identified as leases under IAS 17, Leases, and IFRIC 4, Determining whether an Arrangement contains a Lease, and applied the definition of leases under IFRS 16 only to contracts entered on or after the date of initial application;

•

Short-term leases and leases of low-value items recognition exemptions: related lease payments are recognized as an expense on straight-line basis or another basis if that basis is more representative; and

•	Leases with a short remaining term: when lease term ends within 12 months of the date of initial application, the lease may be classified as short-term leases.

6

SUGARLEAF LABS LLC.

Notes to Combined Interim Financial Statements, Continued (Unaudited)

(In US dollars)

For the six-month periods ended June 30, 2019 and 2018

Impact of adopting IFRS 16

Under IFRS 16, the nature of expenses related to the Business’ operating leases changed as IFRS 16 replaced the straight-line operating lease expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities.

Under IAS 17, the Business classified each of its leases at the inception date as either a finance lease or an operating lease, based on the extent to which risks and rewards of ownership were transferred to the Business. All of the Business’ leases were classified as operating leases as they did not transfer substantially all the risks and rewards of ownership to the Business. Lease payments related to the Business’ operating leases were recognized as rent expense in the combined interim income statements on a straight-line basis over the lease term and presented as part of cash flows from operating activities in the combined interim statements of cash flows.

Upon adoption of IFRS 16, the Business recognized a right-of-use asset for a lease previously classified as an operating lease. The right-of- use asset was measured at an amount equal to the lease liability. The lease liability was measured at the present value of the remaining lease payments on a discounted basis, using the incremental borrowing rate at the date of initial application.

The following table summarizes the impacts of adopting IFRS 16 on the Business’ combined interim statement of financial position as at January 1, 2019:

Impact of adopting IFRS 16 as at January 1, 2019	Note	Increase (Decrease)
Asset
Non-current asset:
Right-of-use of asset	(i)	$423,246
Total assets		$423,246
Liability
Current liability: Lease liability	(i)	$47,158

Non-current liability: Lease liability	(i)	$376,088

Total liabilities		$423,246

(i)

A lease liability and related right-of-use asset of $423,246 was recognized and presented separately on the combined interim statement of financial position. There was no adjustment from the adoption of IFRS 16 on the opening net partners’ investment as at January 1, 2019 due to the Business’ choice on transition method.

Reconciliation of operating lease commitment to lease liability recognized

When measuring the lease liability, the Business discounted lease payments using its incremental borrowing rate as at January 1, 2019. The weighted average incremental borrowing rate applied as at January 1, 2019 was 12%. The lease liability as at January 1, 2019 can be reconciled to the operating lease commitment as at December 31, 2018 as follows:

7

SUGARLEAF LABS LLC.

Notes to Combined Interim Financial Statements, Continued (Unaudited)

(In US dollars)

For the six-month periods ended June 30, 2019 and 2018

Reconciliation of operating lease commitment liability recognized to operating lease commitment
Operating lease commitment as at December 31, 2018	$288,813
Renewal option lease commitment as at December 31, 2018	297,604
Other	(8,702)
Effect of discounting	(154,469)
Discounted lease liability as at January 1, 2019	$423,246

Significant accounting policies

At inception, the Business assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Business recognizes a right-of-use asset and a lease liability at the commencement date of the lease, i.e. the date the underlying asset is available for use.

The details of the new significant accounting policies in relation to the Business’ leases are set out below.

Right-of-use assets

Right-of-use assets are measured at cost, less any accumulated depreciation and accumulated impairment losses, and adjusted for remeasurement of lease liabilities. Cost of right-of-use assets is comprised of:

•	the initial measurement amount of the lease liabilities recognized;
•	any lease payments made at or before the commencement date, less any lease incentives received;
•	any initial direct costs incurred; and
•

an estimate of costs to dismantle and remove the underlying asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease contract.

Right-of-use assets are depreciated on a straight-line basis over the lesser of i) the estimated useful life of the underlying assets; and ii) the lease term. Right-of-use assets are assessed for impairment whenever there is an indication that the right-of-use assets may be impaired.

Lease liabilities

Lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date over the lease term. The present value of the lease payments is determined using the lessee’s incremental borrowing rate at the commencement date if the interest rate implicit in the lease is not readily determinable. The incremental borrowing rate is a function of the lessee’s incremental borrowing rate, the nature of the underlying asset, the location of the asset, the length of the lease and the currency of the lease contract. Generally, the Business uses the lessee’s incremental borrowing rate for the present value. At the commencement date, lease payments generally include fixed payments, less any lease incentives receivable, variable lease payments that depend on an index (e.g. based on inflation index) or a specified rate, and payments of penalties for terminating the lease, if the lease term reflects the lessee exercising the option to terminate the lease. Lease payments also include amounts expected to be paid under residual value guarantees and the exercise price of a purchase option if the Business is reasonably certain to exercise that option.

Variable lease payments that do not depend on an index or a specified rate are not included in the measurement of lease liabilities but instead are recognized as expenses in the period in which the event or condition that triggers the payment occurs.

After the commencement date, the carrying amount of lease liabilities is increased to reflect the accretion of interest and reduced to reflect lease payments made. In addition, the carrying amount of lease liabilities is remeasured when there is a change in future lease payments arising from a change in an index or specified rate, if there is a modification to the lease terms and conditions, a change in the estimate of the amount expected to be payable under residual value guarantee, or if the Business changes its assessment of whether it will exercise a termination, extension or purchase option. The remeasurement amount of the lease liabilities is recognized as an adjustment to the right- of-use asset, or in the combined interim statement of earnings and loss when the carrying amount of the right-of-use asset is reduced to zero.

8

SUGARLEAF LABS LLC.

Notes to Combined Interim Financial Statements, Continued (Unaudited)

(In US dollars)

For the six-month periods ended June 30, 2019 and 2018

Classification and presentation of lease-related expenses

Depreciation charge for right-of-use assets, expenses related to variable lease payments not included in the measurement of lease liabilities and loss (gain) related to lease modifications are allocated in the Business’ combined interim statement of earnings and loss based on their function within the Business, while interest expense on lease liabilities is presented within finance costs.

Cash flows classification

Lease payments related to the principal portion of the lease liabilities are classified as cash flows from financing activities and lease payments related to the interest portion of the lease liabilities are classified as interest paid within cash flows from financing activities. Lease incentives received are classified as cash flows from investing activities. Variable lease payments not included in the measurement of lease liabilities are classified as cash flows from operating activities.

Significant judgment in determining the lease term of contracts with extension options and termination options

The Business determines the lease term as the non-cancellable period of the lease, together with any periods covered by an option to  extend the lease, if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised. The Business applies judgment in assessing whether it is reasonably certain to exercise its options to extend its leases or to not exercise its options to terminate its leases, by considering all facts and circumstances that create an economic incentive to exercise an extension option or not to exercise a termination option. The assessment is reviewed if a significant event or a significant change in circumstances occurs which affects this assessment and that is within the control of the Business.

4.	Inventories:

	June 30, 2019	December 31, 2018
Raw materials	$175,310	$52,682
Finished goods	85,536	159,423
	$260,846	$212,105

For the year six-month period ended June 30, 2019, the cost of sales of $1,694,848 (2018 - $264,248) was comprised of inventory costs of $805,053 (2018 – $198,055) which consisted of raw materials, sub-contractor costs, changes in work in progress and finished goods, other costs of $194,963 (2018 - $66,193) and unallocated production overhead costs of $694,832 (2018 – nil).

9

SUGARLEAF LABS LLC.

Notes to Combined Interim Financial Statements, Continued (Unaudited)

(In US dollars)

For the six-month periods ended June 30, 2019 and 2018

5.Property and equipment:
	Assets not yet utilized in operations	Leasehold Improvements	Machinery and equipment	Furniture and office equipment	Vehicle	Computer equipment	Total
Net carrying amounts: December 31, 2018	544,690	253,837	522,196	15,890	—	2,313	1,338,926
June 30, 2019	516,077	361,899	580,438	37,002	32,210	2,066	1,529,692

Depreciation expense for the six-month period ended June 30, 2019 and 2018 has been recorded in cost of sales in the statement of earnings   and loss.

6.	Leases:

The Business has entered into a lease contract for its premises, which expires in the year 2024.

(a)	Right-of-use asset

Building
Balance as at January 1, 2019	$423,246
Depreciation for the period	(36,807)
Balance as at June 30, 2019	$386,439

Depreciation of the right-of-use asset for the six-month period ended June 30, 2019 of $36,807 is included in cost of sales in the combined interim statement of earnings and loss.

(b)	Lease liability

The following table summarizes  the lease liability amounts recognized in the combined interim statement of financial  position as at     June 30, 2019:

June 30, 2019
Current	$53,994
Non-current	348,017

10

SUGARLEAF LABS LLC.

Notes to Combined Interim Financial Statements, Continued (Unaudited)

(In US dollars)

For the six-month periods ended June 30, 2019 and 2018

(a)	Cash outflow for leases recognized in the combined interim statement of cash flows

Six-month period ended June 30, 2019

Financing activities:
Cash outflow for principal portion of lease liability	$(21,235)
Cash outflow for interest portion of lease liability - included within interest paid	(24,902)
Total net cash outflow for leases	$(46,137)

Interest expense on the lease liability for the six-month period ended June 30, 2019 of $24,900 is presented under finance costs (note 13).

(b)	Maturity analysis – contractual undiscounted cash flows

June 30, 2019

Less than 1 year	$99,351
Between 1 and 5 years	449,654
More than 5 years	—
Total contractual undiscounted cash flows of lease liabilities	$549,005

7.	Deferred revenues:

Deferred revenue consists of advance payments made by customers prior to the Business delivering the products. The deferred revenue is released as revenue when control of the goods is transferred to the customer.

11

SUGARLEAF LABS LLC.

Notes to Combined Interim Financial Statements, Continued (Unaudited)

(In US dollars)

For the six-month periods ended June 30, 2019 and 2018

8.	Loans and borrowings:

This note provides information about the contractual terms of the Business’ borrowings, which are measured at amortized cost.

	June 30, 2019	December 31, 2018
Promissory note, bearing interest at 38.065% per annum, reimbursable in six equal and consecutive quarterly payments of principal and interest of $30,833, commencing May 1, 2019 with a final payment on August 1, 2020. The principal and interest payments includes a guaranteed minimum amount of interest of $60,000.	$118,340	$125,000
Promissory note, bearing interest at 45.992% per annum, reimbursable in six equal and consecutive quarterly payments of principal and interest of $53,333, commencing on April 15, 2019 with a final payment on July 15, 2020.	194,670	200,000
Promissory note, bearing interest at 75% per annum, reimbursable in one payment of principal and interest of $125,000 on July 15, 2019. The principal and interest payment includes a guaranteed minimum amount of interest of $25,000.	100,000	—
Promissory note, bearing interest at 75% per annum, reimbursable in one payment of principal and interest of $125,000 on July 15, 2019. The principal and interest payment includes a guaranteed minimum amount of interest of $25,000.	100,000	—
Promissory note, bearing interest at 75% per annum, reimbursable in one payment of principal and interest of $250,000 on July 24, 2019. The principal and interest payment includes a guaranteed minimum amount of interest of $50,000.	200,000	—
Promissory note, bearing interest at 1% per month, reimbursable in six equal and consecutive monthly payments of principal and interest of $10,131. The loan was fully reimbursed on June 1, 2019.	—	58,713
	713,010	383,713
Less current portion of loans and borrowings*	713,010	235,880
Loans and borrowings	$—	$147,833

*All loans and borrowings were reimbursed subsequent to the acquisition on July 24, 2019 (note 15).

During the six-month period ended June 30, 2019, interest expense of $256,350 was recognized on loans and borrowings.

9.	Related parties:

(a)	Cost of sales:

During the six-month period ended June 30, 2019, the Business recorded nil (2018 - $48,869) in cost of sales for labor costs charged by a related company under common control for the benefit of the Business.

Where a related business incurs specific incremental costs for the benefit of the Business, it charges those amounts directly. Costs that benefit more than one related entity are charged by allocating a fraction of costs incurred by the related party that is commensurate to the estimated fraction of services or benefits received by each entity for those items.

These charges do not necessarily represent the actual cost that the Business would have incurred had the Business been dealing directly with third parties.

12

SUGARLEAF LABS LLC.

Notes to Combined Interim Financial Statements, Continued (Unaudited)

(In US dollars)

For the six-month periods ended June 30, 2019 and 2018

(b)	Key management personnel compensation:

The key management personnel are the officers of the Business that have the authority and responsibility for planning, directing and controlling the activities of the Business.

During the six-month period ended June 30, 2019, the Business recorded $294,501 (2018- $96,284) for short-term employee benefits, principally salaries, of the key management personnel.

10.	Due to sole member partner:

The amount due to sole member partner is repayable on or before October 31, 2020 and bears interest at 24.787% per annum with a total guaranteed interest of $100,000. During the six-month period ended June 30, 2019, interest expense of $91,715 was recognized on this loan.

11.	Net partner’s equity:

The sole member partner’s direct investment in the combined activities is presented as net partner’s equity on the combined interim statement of financial position. Net partner’s equity is comprised of accumulated earnings of the operations and the accumulated net contribution from and distribution to the sole member partner. Net contributions or distributions from or to the sole member partner are presented on the combined interim statement of cash flows as capital contributions or distributions.

12.	Disaggregation of revenues:
(a)	Geographic information:

All the sales for the six-month periods ended June 30, 2019 and 2018 were made to customers in the United States.

(b)	Product offering:

The business disaggregates its sales by service income and product income as follows:

	Six-month periods ended
	June 30, 2019	June 30, 2018
Service income	$630,657	$331,467
Sale of product income	454,116	134,648
Total sales	$1,084,773	$466,115

(c)	Non-cash consideration:

During the six-month periods ended June 30, 2019 and 2018, the Business realized revenues for non-cash consideration amounting to

$356,801 (2018 - $50,394).

13.	Net finance costs:

	Six-month periods ended
	June 30, 2019	June 30, 2018
Interest expense	$348,063	$1,566
Interest on lease liabilities (note 6)	24,902	—
Bank charges	2,663	—
Net finance costs	$375,628	$1,566

13

SUGARLEAF LABS LLC.

Notes to Combined Interim Financial Statements, Continued (Unaudited)

(In US dollars)

For the six-month periods ended June 30, 2019 and 2018

14.	Supplemental cash flow disclosure:

(a) Changes in operating assets and liabilities:

	Six-month periods ended
	June 30,	June 30,
	2019	2018

Trade and other receivables	$(11,004)	$101,235
Inventories	(48,741)	(17,884)
Other asset	(8,300)	—
Trade and other payables	447,902	1,395
Deferred revenues	1,054,375	—
Changes in operating assets and liabilities	$1,434,232	$84,746
(b)	Non-cash transactions:

	Six-month periods ended
	June 30,	June 30,
	2019	2018

Accrued interest included in trade and other payables	$282,823	$—
Acquired property, plant and equipment included in trade and other payables	84,931	—

(c)	Reconciliation of movements of liabilities to cash flows arising from financing activities:

		Cash (used in) provided by financing activities
	Balance as at December 31, 2018	Proceeds	Repayments	Balance as at June 30, 2019

Lease liability	$(1)423,246	$—	$(21,235)	$402,011
Loans and borrowings	383,713	400,000	(70,703)	713,010
Due to sole member partner	200,000	150,000	—	350,000
Total	$1,006,959	$550,000	$(91,938)	$1,465,021

(i) The Business has initially applied IFRS 16 as at January 1, 2019. Under the transition method chosen, comparative information is not restated.

Refer to note 3.

15.	Subsequent event:

On May 9, 2019, SugarLeaf signed a definitive agreement to sell substantially all of its net assets to Neptune, subject to customary closing conditions. The transaction closed on July 24, 2019. During the six-month period ended June 30, 2019 the Business recognized acquisition costs related to this transaction of $515,065.

14

SCHEDULE C – UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF NEPTUNE

See attached.

Neptune Wellness Solutions Inc. Pro Forma Consolidated Statement of Financial Position
As at June 30, 2019
(Unaudited)
(in Canadian Dollars)
	Neptune	SugarLeaf Labs	Pro Forma		Pro Forma
	June 30, 2019	June 30, 2019	Adjustments	Note	Consolidated
Note 4c
Assets
Current assets:
Cash and cash equivalents	$5 339 468	$(5 745)	$35 776 107	4a	$41 109 830
Short-term investments	36 000	—			36 000
Trade and other receivables	5 701 512	99 045	(28 090)	4a	5 772 467
Prepaid expenses	2 311 224	—	(1 380 704)	4a	930 520
Inventories	6 408 665	341 578			6 750 243
	19 796 869	$434 878	34 367 313		54 599 060
Property, plant and equipment	47 889 795	2 003 132			49 892 927
Right-of-use assets	1 099 899	506 042			1 605 941
Intangible assets	7 335 038	—	21 305 565	4a	28 640 603
Goodwill	6 750 626	—	116 873 849	4a	123 624 475
Tax credits recoverable	152 464	—			152 464
Other asset	4 328 454	10 869			4 339 323
Total assets	$87 353 145	$2 954 921	$172 546 727		$262 854 793
Liabilities and Equity
Current liabilities:
Trade and other payables	$10 110 674	$1 277 920	$1 856 204	4a, 4b	$13 244 798
Lease liabilities	339 776	70 705			410 481
Loans and borrowings	4 567 445	933 687	(933 687)	4a	4 567 445
Due to sole member partner	—	458 325	(458 325)	4a	—
Deferred revenues	283 395	1 380 704	(1 380 704)	4a	283 395
Provisions	1 008 368	—			1 008 368
	16 309 658	$4 121 341	(916 512)		19 514 487
Lease liabilities	940 880	455 728			1 396 608
Long-term payables	727 999	—			727 999
Deferred tax liabilities	146 235	—			146 235
Contingent consideration	—	—	109 441 632	4a	109 441 632
Total liabilities	18 124 772	$4 577 069	108 525 120		131 226 961
Equity:
Share capital	137 844 091	—	64 283 753	4a	202 127 844
Net parent's equity	—	(1 622 148)	1 622 148	4a	—
Contributed surplus	39 948 611	—			39 948 611
Accumulated other comprehensive income	559 183	—			559 183
Deficit	(109 123 512)	—	(1 884 294)	4b	(111 007 806)
Total equity	69 228 373	(1 622 148)	64 021 607		131 627 832

Total liabilities and equity	$87 353 145	$2 954 921	$172 546 727		$262 854 793

Neptune Wellness Solutions Inc. Pro Forma Consolidated Statement of Earnings and Comprehensive Loss Three-month period ended June 30, 2019 (Unaudited) (in Canadian Dollars)
	Neptune Three-month period ended	SugarLeaf Labs Three-month period ended	Pro Forma Adjustments	Note	Pro Forma Consolidated
	June 30, 2019	June 30, 2019 Note 5e
Revenue from sales	$3 989 498	$588 607			$4 578 105
Royalty revenues	341 863	—			341 863
Other revenues	29 647	—			29 647
Total revenues	4 361 008	588 607			4 949 615
Cost of sales	(5 073 183)	(1 363 232)			(6 436 415)
Gross margin	(712 175)	(774 625)			(1 486 800)
Research and development expenses, net of tax credits and grants of $20,052	(342 336)	—			(342 336)
Selling, general and administrative expenses	(5 329 864)	(1 061 589)	700 807	5a, 5b	(5 690 645)
Loss from operating activities	(6 384 375)	(1 836 214)	700 807		(7 519 781)
Finance income	18 837	—			18 837
Finance costs	(137 557)	(402 991)	384 202	5c	(156 346)
	(118 720)	(402 991)	384 202		(137 509)
Loss before income taxes	(6 503 095)	(2 239 205)	1 085 009		(7 657 291)
Income tax recovery	50 947	—			50 947
Net loss	(6 452 148)	(2 239 205)	1 085 009		(7 606 344)
Other comprehensive loss Unrealized losses on investments	(198 883)	—			(198 883)
Total other comprehensive loss	(198 883)	—			(198 883)
Total comprehensive loss	$(6 651 031)	$(2 239 205)	$1 085 009		$(7 805 227)
Basic and diluted loss per share	$(0,08)				$(0,08)
Basic and diluted weighted average number of common shares	80 754 086		11 003 211	5d	91 757 297

Neptune Wellness Solutions Inc. Pro Forma Consolidated Statement of Earnings and Comprehensive loss Twelve-month period ended March 31, 2019 (Unaudited) (in Canadian Dollars)
	Neptune Twelve-month ended	SugarLeaf Labs Twelve-month ended	Pro Forma Adjustments	Note	Pro Forma Consolidated
	March 31, 2019	December 31, 2018
Note 5i
Revenue from sales	$23 163 016	$1 439 352			$24 602 368
Royalty revenues	1 279 026	—			1 279 026
Total revenues	24 442 042	1 439 352			25 881 394
Cost of sales	(16 827 594)	(1 427 285)			(18 254 879)
Gross margin	7 614 448	12 067			7 626 515
Research and development expenses, net of tax credits and grants of $82,584	(7 211 553)	—			(7 211 553)
Selling, general and administrative expenses	(15 285 716)	(627 733)	(1 420 371)	5f	(17 333 820)
Litigation provisions	(7 930 383)	—			(7 930 383)
Loss from operating activities	(22 813 204)	(615 666)	(1 420 371)		(24 849 241)
Finance income	246 652	—			246 652
Finance costs	(455 136)	(49 765)	45 290	5g	(459 611)
	(208 484)	(49 765)	45 290		(212 959)
Loss before income taxes	(23 021 688)	(665 431)	(1 375 081)		(25 062 200)
Income tax expense	(170 011)	—			(170 011)
Net loss	(23 191 699)	(665 431)	(1 375 081)		(25 232 211)
Other comprehensive income
Unrealized gains on investments	251 597	—			251 597
Net change in unrealized loss on derivatives designated as cash flow hedges	(19 090)	—			(19 090)
Total other comprehensive income	232 507	—			232 507
Total comprehensive loss	$(22 959 192)	$(665 431)	$(1 375 081)		$(24 999 704)
Basic and diluted loss per share	$(0,29)				$(0,28)
Basic and diluted weighted average number of common shares	79 539 984		11 003 211	5h	90 543 195

1.	Description of the reporting entity and transaction:

Neptune Wellness Solutions Inc. (the "Corporation" or "Neptune") is incorporated under the Business Corporations Act (Québec)  (formerly  Part 1A of the Companies Act (Québec)). The Corporation is domiciled in Canada and its registered office is located at 545 Promenade du Centropolis, Laval, Québec, H7T 0A3. The consolidated financial statements of the Corporation comprise the Corporation and its subsidiaries, Biodroga Nutraceuticals Inc. ("Biodroga"), 9354-7537 Québec Inc. and Neptune Holding USA, Inc. Neptune specializes in the extraction, purification and formulation of health and wellness products. Neptune’s wholly owned subsidiary, 9354-7537 Québec Inc., is licensed by Health Canada to process cannabis at its 50,000 square foot facility located in Sherbrooke, Quebec.

On July 24, 2019, Neptune announced that it has completed the acquisition of the assets of SugarLeaf Labs LLC and Forest Remedies LLC (collectively “SugarLeaf”). Neptune paid an initial consideration for SugarLeaf of $28.5 million (US$21.8 million), a combination of US$12 million in cash and US$12.8 million in common shares of Neptune, (1,587,301 common shares). Additionally, by achieving certain annual adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") and other performance targets, earnouts could reach $173.5 million (US$132 million). The earnout payments over the next three years are to be paid with a combination of cash or common shares, with at least 50% in cash.

The initial cash consideration of this transaction was funded with the proceeds of the private placement. On July 18, 2019, the Company completed a private placement  of 9,415,910 common shares with both existing and new institutional investors resulting in gross proceeds to   the Company of approximately US$41.4 million ($53.9 million) (the “Private Placement”). Transaction costs related to the Private placement amounted to approximately $2.5 million resulting in net proceeds of $51.4 million.

2.	Basis of preparation:

These unaudited pro forma consolidated financial statements (the “pro forma” financial statements) are based on the Corporation’s historical consolidated financial statements as well as SugarLeaf`s historical combined financial statements, as adjusted to give effect to the acquisition and Private Placement above.

The historical financial information of the Corporation and SugarLeaf have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). There were no significant adjustments to the SugarLeaf financial statements to conform to the Corporation’s accounting framework and accounting policies. The assumptions and estimates underlying the unaudited adjustments to the pro forma financial statements are described in the accompanying notes, which should be read together with the pro forma financial statements. These pro forma financial statements have been prepared by Management on a consistent basis with the accounting policies disclosed in Note 2 of the Corporation’s audited annual consolidated financial statements as at and for the year ended March 31, 2019 and the Corporation’s unaudited interim consolidated financial statements as at and for the three-month period ended June 30, 2019.

The pro forma financial statements have been prepared from information derived from, and should be read in conjunction with the following:

•	the audited annual consolidated financial statements of the Corporation, together with the notes thereto, as at and for the year ended March 31, 2019;
•	the unaudited interim consolidated financial statements of the Corporation, together with the notes thereto, as at and for the three- month period ended June 30, 2019;
•	the audited annual combined financial statements of SugarLeaf, together with the notes thereto, as at and for the year ended December 31, 2018;
•

the unaudited interim combined financial statements of SugarLeaf, together with the notes thereto, as at and for the six-month period ended June 30, 2019.  The  unaudited  interim  combined  financial  statements  of  SugarLeaf  for  the  three-month  period  ended  June 30, 2019 were derived from these financial statements and the unaudited interim combined financial statements of SugarLeaf for the three-months ended March 31, 2019 are not included herein.

The accompanying unaudited pro forma consolidated statement of financial position as at June 30, 2019 has been prepared as if the acquisition   of SugarLeaf and Private Placement had occurred on June 30, 2019. The accompanying unaudited pro forma consolidated statements of earnings and comprehensive loss for the three-month period ended June 30, 2019 as well as the unaudited pro forma consolidated statements of earnings and comprehensive loss for the year ended March 31, 2019 have been prepared to give effect to the acquisition of SugarLeaf and Private Placement as if they had occurred on April 1, 2018.

The historical financial statements have been adjusted in the pro forma financial statements to give effect to pro forma events that are (1) directly attributable to the business combination and private placement, (2) factually supportable and (3) with respect to the pro forma consolidated statements of earnings and comprehensive loss, expected to have a continuing impact on the combined results following the business combinations. Accordingly, the unaudited pro forma consolidated statements of earnings and comprehensive loss do not include any anticipated financial benefits from such items as costs savings, operating synergies or revenue enhancements that the combined company may achieve arising from the acquisitions. The unaudited pro forma consolidated statements of earnings and comprehensive loss are not necessarily indicative of the results of operations that would have resulted had the acquisitions been effected on April 1, 2018, or the results that may be obtained in the  future. The unaudited pro forma consolidated financial statements contain pro  forma purchase price  adjustments.  The pro  forma adjustments are determined based on available financial information and certain estimates and assumptions. The actual adjustments to the consolidated financial statements of Neptune will depend on a number of factors. Management of Neptune believes that such assumptions provide a reasonable basis for presenting all of the significant effects of the transaction and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma consolidated financial statements.

As the acquirer for accounting purposes, the Corporation has preliminarily estimated the fair value of SugarLeaf assets acquired and liabilities assumed. The unaudited pro forma consolidated financial information will differ from the final acquisition accounting for a number of reasons, including the fact that the estimates of fair values of assets and liabilities acquired are preliminary and subject to change when the formal valuation and other studies are finalized. Also, the definitive determination of the fair value of assets acquired and liabilities assumed will occur as of the date of acquisition, which will also have an impact on the final acquisition accounting, and ultimately on goodwill. The differences that will occur between the preliminary estimates and the final acquisition accounting could have a material impact on the accompanying unaudited pro forma consolidated financial information. Neptune and SugarLeaf have both adopted IFRS 16 on January 1, 2019, and therefore its effects are included in the unaudited pro forma consolidated financial statements for the three-month period ended June 30, 2019 but not in the pro forma consolidated statement of earnings and comprehensive loss for the twelve-month period ended March 31, 2019.

3.	Description of the transaction and acquisition accounting:

Neptune paid an initial consideration for Sugarleaf of $28.5 million (US$21.8 million), a combination of $15.7 million (US$12 million) in cash and

$12.8 million (US$9.8 million) or 1,587,301 in common shares. Additionally, by achieving certain annual adjusted EBITDA and other performance targets, earnouts could reach $173.5 million (US$132 million). The earnout payments, over the next three years are to be paid with a combination of cash or common shares, with at least 50% in cash. The initial cash consideration of this transaction was funded with the proceeds of the private placement announced on July 18, 2019.

The goodwill recognized in connection with this acquisition is primarily attributable to synergies with existing business, and other intangibles that do not qualify for separate recognition including assembled workforce.

The following table represents the preliminary allocation of the purchase price consideration to reflect the estimated fair value of the assets acquired and liabilities assumed at the pro forma acquisition date of June 30, 2019, with any excess allocated to goodwill:

Assets acquired

Trade and other receivables	$99,045
Inventories	341,578
Property and equipment	2,003,132
Right-of-use asset	506,042
Other asset Identifiable intangible assets:	10,869
Customer relationships	9,140,310
Farmer relationships	12,165,255
24,266,231

Liabilities Assumed

Bank indebtedness	$5,745
Trade and other payables	1,277,920
Lease liability	526,433
1,810,098
Net Assets Acquired	22,456,133
Goodwill	116,873,849
Gross purchase consideration	$ 139,329,982
Less: Settlement of pre-existing relationship	(1,380,704)
Purchase price	$ 137,949,278
Consist of: Cash	$15,714,000
Common shares	12,793,646
Contingent consideration	109,441,632
Purchase price	$ 137,949,278

The above represents management’s preliminary assessment of the fair values of assets acquired and liabilities assumed based on best estimates considering all relevant information available. Because the Corporation only recently acquired SugarLeaf, it is not practical to definitely allocate the purchase price. The accounting for the business combination is expected to be completed as soon as the Corporation’s management has gathered all of the significant information available and considered necessary in order to finalize this allocation. The effect may be to transfer an amount to or from the assets acquired, liabilities assumed and goodwill. The amounts, if any, are not presently determinable. In addition, since the Corporation is still finalizing the valuation of assets acquired and liabilities assumed at the date of acquisition, July 24, 2019, the final allocation of the purchase price may vary significantly from the amounts above. Goodwill and intangible assets are deductible for income tax purposes.

4.	Pro Forma consolidated statement of financial position assumptions and adjustments:

The unaudited pro forma consolidated statement of financial position as at June 30, 2019 incorporates the following adjustments:

a)

The following adjustments were applied to the statement of financial position to reflect the carrying book value of assets acquired and liabilities assumed of SugarLeaf and to eliminate SugarLeaf’s equity upon consolidation.

Elimination of SugarLeaf net parent’s equity	1,622,148
Elimination of SugarLeaf loans and borrowings not acquired	933,687
Elimination of SugarLeaf due to sole member partner not acquired	458,325
Elimination of intercompany receivable and payable	(28,090)
Settlement of pre-existing relationship	1,380,704
Proceeds from private placement – net of transaction costs	51,490,107
Intangibles acquired	21,305,565
Goodwill on acquisition	116,873,849
Cash payment on closing	(15,714,000)
Share payment on closing	(12,793,646)
Contingent consideration	(109,441,631)

b)

Estimated acquisition costs are expected to approximate $2,940,194, of which $1,055,900 were recorded by the Corporation in the three- month period ended June 30, 2019 and approximately $1,884,294 related to costs incurred after June 30, 2019. For the purposes of the pro forma consolidated statement of financial position, an accrued payable of $1,884,294 has been recorded with a corresponding effect to retained earnings representing the acquisition costs to be incurred to complete the acquisition.

c)	The SugarLeaf combined balance sheet as at June 30, 2019 has been translated into Canadian dollars at a rate of 1 CAD$ = 1.3095 USD (See Appendix 1a).

5.	Pro Forma consolidated statement of earnings and comprehensive loss assumptions and adjustments:

Certain adjustments have been applied in this unaudited pro forma consolidated statement of income and loss to illustrate the effects of the acquisition accounting as if the acquisition had occurred on April 1, 2018 where the impact can be reasonably estimated.

The unaudited pro forma consolidated statement of earnings and comprehensive loss for the three-month period ended June 30, 2019 includes the following adjustments:

a)

Amortization of the identified acquired intangible assets arising from the acquisition of SugarLeaf of $355,093 charged to selling, general and administrative expense. Acquired intangible assets comprise customer relationships and farmer relationships  and will be amortized over fifteen-years.

b)

Acquisition costs related to the acquisition of SugarLeaf totalling $367,000 were included in the Interim Consolidated Financial Statements of Neptune for the three-month period ended June 30, 2019. Acquisition costs related to the acquisition of SugarLeaf totalling $688,900 were included in the Interim Combined Financial Statements of Sugarleaf for the three-month period ended June 30, 2019. These amounts would not have been incurred during the three-month period ended June 30, 2019 if the acquisition had occurred on April 1, 2018.

c)

Assuming the transaction had occurred on April 1, 2018, SugarLeaf would not have incurred interest on loans and borrowings since this amount was fully repaid on the transaction date. Accordingly, interest expense totalling $384,202 for the three-month period ended June 30, 2019 is adjusted as a reduction to net finance costs.

d)

Assuming the transaction had occurred on April 1, 2018, additional common shares of 9,415,910 would have been issued upon completion of the private placement and additional common shares of 1,587,301 would have been issued upon closing of the acquisition. Accordingly, the weighted average number of common shares is increased by 11,003,211 for the three-month period ended June 30, 2019.

e)	SugarLeaf interim combined income statement for the three-month period ended June 30, 2019 was translated into Canadian dollars at a rate of 1 CAD$ = 1.3375 USD ( See appendix 1b).

The unaudited pro forma consolidated statement of earnings and comprehensive loss for the year ended March 31, 2019 includes the following adjustments:

f)

Amortization of the identified acquired intangible assets arising from the acquisition of SugarLeaf of $1,420,371 charged to selling, general and administrative expense. Acquired intangible assets are comprised of customer relationships and farmer relationships and will be amortized over fifteen-years.

g)

Assuming the transaction had occurred on April 1, 2018, SugarLeaf would not have incurred interest on loans and borrowings since this amount was fully repaid on the transaction date. Accordingly, interest expense totalling $45,290 for the year ended March 31, 2019 is adjusted as a reduction to net finance costs.

h)

Assuming the transaction had occurred on April 1, 2018, additional common shares of 9,415,910 would have been issued upon completion of the private placement and additional common shares of 1,587,301 would have been issued upon closing of the acquisition. Accordingly, the weighted average number of common shares is increased by 11,003,211 for the year ended March 31, 2019.

i)	SugarLeaf combined income statement for the year ended December 31, 2018 was translated into Canadian dollars at a rate of 1 CAD$ = 1.2957 USD (See appendix 1c).

6.	Pro forma earnings per share:

The following table presents a reconciliation of the components used in the calculation of basic and diluted net earnings per share on a pro forma basis.

The calculation of basic and diluted earnings per share is based on the profit attributable to common shareholders and the weighted average number of common shares outstanding calculated as follows:

	Three-month period ended	Year ended
	June 30, 2019	March 31, 2019
Pro forma loss attributable to common shareholders	$(7,606,344)	$(25,232,211)
Weighted average number of common shares outstanding (basic and diluted)	91,757,297	90,543,195
Pro forma basic and diluted loss per common share	$(0.08)	$(0.28)

APPENDIX

APPENDIX 1a)

SugarLeaf Labs LLC.

Consolidated Statement of Financial Position As at June 30, 2019

(Unaudited)

(in US Dollars and Canadian Dollars)

	USD	CAD
	SugarLeaf Labs	SugarLeaf Labs
	June 30, 2019	June 30, 2019
Assets
Current assets: Cash and cash equivalents	$(4 387)	$(5 745)
Trade and other receivables	75 636	99 045
Inventories	260 846	341 578
	332 095	434 878
Property, plant and equipment	1 529 692	2 003 132
Right-of-use assets	386 439	506 042
Other asset	8 300	10 869
Total assets	$2 256 526	$2 954 921
Liabilities and Equity
Current liabilities: Trade and other payables	$975 884	$1 277 920
Lease liabilities	53 994	70 705
Loans and borrowings	713 010	933 687
Due to sole member partner	350 000	458 325
Deferred revenues	1 054 375	1 380 704
	3 147 263	4 121 341
Lease liabilities	348 017	455 728
Total liabilities	3 495 280	4 577 069
Equity:
Net parent's equity	(1 238 754)	(1 622 148)

Total equity	(1 238 754)	(1 622 148)

Total liabilities and equity	$2 256 526	$2 954 921

APPENDIX 1b)
SugarLeaf Labs LLC.
Combined Interim Statement of Earnings and Loss
For the three-month period ended June 30, 2019
(Unaudited)
(in US Dollars and Canadian Dollars)
	USD	CAD
	SugarLeaf Labs 3-month period ended	SugarLeaf Labs 3-month period ended
	June 30, 2019	June 30, 2019
Sales	$440 080	$588 607
Cost of sales	(1 019 239)	(1 363 232)
Gross margin	(579 159)	(774 625)
Selling, general and administrative expenses	(793 711)	(1 061 589)
Loss from operating activities	(1 372 870)	(1 836 214)
Net finance costs	(301 302)	(402 991)
Net loss	$(1 674 172)	$(2 239 205)

APPENDIX 1c)
SugarLeaf Labs LLC.
Consolidated Statement of Earnings and Loss
For the year ended December 31, 2018
(Audited)
(in US Dollars and Canadian Dollars)
	USD	CAD
	SugarLeaf Labs Year ended	SugarLeaf Labs Year ended
	December 31, 2018	December 31, 2018
	USD	CAD
Sales	$1 110 868	$1 439 352
Cost of sales	(1 101 555)	(1 427 285)
Gross margin	9 313	12 067
Selling, general and administrative expenses	(484 474)	(627 733)
Loss from operating activities	(475 161)	(615 666)
Net finance costs	(38 408)	(49 765)
Net loss	$(513 569)	$(665 431)